Exhibit 8.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Formation

SGOCO International (HK) Limited	Hong Kong

SGOCO (Fujian) Electronic Co., Ltd	People’s Republic of China

Beijing SGOCO Image Technology Co., Ltd.	People’s Republic of China

SGO Corporation.	Delaware, USA